11017259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 25 2011
Wash., D.C.
211

SEC FILE NUMBER
8- 51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICKS MICHAEL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE - 8TH FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN BOYAR 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARFIELD, SELTZER, CURCIO + WIESELTHIER, P.C.
(Name – *if individual, state last, first, middle name*)

551 FIFTH AVENUE (Address), NEW YORK (City), N.Y. (State) 10176 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, KENNETH BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREDERICKS MICHAEL SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

STEVE SHTEYN
Notary Public, State of New York
No. 01SH6178717
Qualified in Richmond County
Commission Expires December 10, 2011

[Signature]
Signature

PRESIDENT
Title

[Signature] 2-24-2011
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

GARFIELD
+SELTZER
+CURCIO
+WIESELTHIER

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2010, and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and by the PCAOB. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garfield, Seltzer, Curcio & Wieselthier, CPA'S, P.C.

New York, New York
February 22, 2011

GARFIELD
+SELTZER
+CURCIO
+WIESELTHIER

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To The Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of Fredericks Michael Securities, Inc. for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the PCAOB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Garfield, Seltzer, Curcio & Wieselthier, CPA'S, P.C.

New York, New York
February 22, 2011

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2010	2009
ASSETS		
Current Assets:		
Cash	$ 23,854	$ 19,042
Due from Related Party	5,995	5,962
Prepaid Expenses and Taxes	5,479	5,371
Total Current Assets	35,328	30,375
Property and Equipment - Net	-	-
Deferred Taxes	30,681	-
Total Assets	$ 66,009	$ 30,375
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 10,000	$ 10,000
Total Current Liabilities	10,000	10,000
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)	100	100
Additional Paid-In Capital	71,500	59,500
Retained Earnings (Deficit)	(15,591)	(39,225)
Total Stockholders' Equity	56,009	20,375
Total Liabilities and Stockholders' Equity	$ 66,009	$ 30,375

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
Revenue:		
Advisory Income	$ 56,733	$ 48,837
Total Revenue	56,733	48,837
Operating Expenses		
Facilities Charge	36,000	56,000
Legal and Accounting Fees	24,400	24,692
Regulatory and Consulting Fees	2,657	1,771
Office and Other Operating Expenses	840	259
Total Operating Expenses	63,897	82,722
Net Income (Loss) From Operations	(7,164)	(33,885)
Other Income and (Expenses)		
Interest Income	9	8
Total Other Income and (Expenses)	9	8
Income (Loss) Before Provision for Income Taxes	(7,155)	(33,877)
Provision for Income Taxes		
Current	(108)	(1,442)
Deferred	(30,681)	-
Total Provision for Income Taxes	(30,789)	(1,442)
Net Income (Loss)	$ 23,634	$ (32,435)

The accompanying notes are an integral part of the financial statements.

"See auditor's report."

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2009	$ 100	$ 56,900	$ (6,790)	50,210
Net Income (Loss)	-	-	(32,435)	(32,435)
Contributions	-	2,600	-	2,600
Balance at December 31, 2009	$ 100	$ 59,500	$ (39,225)	$ 20,375
Balance at January 1, 2010	$ 100	$ 59,500	$ (39,225)	$ 20,375
Net Income (Loss)	-	-	23,634	23,634
Contributions	-	12,000	-	12,000
Balance at December 31, 2010	$ 100	$ 71,500	$ (15,591)	$ 56,009

The accompanying notes are an integral part of the financial statements.

"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 23,634	$ (32,435)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Deferred Taxes	(30,681)	-
(Increase) or Decrease in Current Assets:		
Due from Related Party	(33)	32,463
Prepaid Expenses and Taxes	(108)	(1,442)
Increase or (Decrease) in Current Liabilities:		
Accounts Payable	-	(100)
Net Cash Provided By (Used For) Operating Activities	(7,188)	(1,514)
Cash Flows From Investing Activities:		
None	-	-
Net Cash Provided By (Used For) Investing Activities	-	-
Cash Flows From Financing Activities:		
Increase in Additional Paid in Capital	12,000	2,600
Net Cash Provided By (Used For) Financing Activities	12,000	2,600
Net Increase (Decrease) in Cash	4,812	1,086
Cash at Beginning of Year	19,042	17,956
Cash at End of Year	$ 23,854	$ 19,042

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Taxes	$ -	$ 388
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is also a member of the National Association of Securities Dealers, Inc, Financial Industry Regulatory Authority, and the Public Company Accounting Oversight Board (United States).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) New Accounting Pronouncements

In June 2009, the FASB issued the Accounting Standards Codification (the "Codification") and established a new hierarchy for GAAP. The Codification replaced existing guidance and established the FASB Accounting Standards Codification ("FASB ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Company adopted the Codification for the period ended December 31, 2009. The ASC does not change or alter existing GAAP and there was no impact upon the financial statements.

D) Property, Equipment and Depreciation

Property, and Equipment are recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8 (formerly FASB No. 109). The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable to the Company's net operating loss (NOL) tax carry-forwards. As of December 31, 2010, the Company has for federal, state and local tax return purposes, net operating losses totaling $94,810 expiring over the next 20 years. The tax benefit of the NOL carryforwards are included in the Company's calculation of its deferred tax asset. As of December 31, 2010, the amount of deferred tax assets totaled $30,681.

Realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the Nol carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. As such, a provision for a valuation allowance was deemed unnecessary.

F) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

G) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

H) Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

I) Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2010, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2010	2009	Estimated Useful Life
Office Furniture	$ 37,469	$ 37,469	5 Years
Computer and Office Equipment	48,189	48,189	1- 3 Years
Total Property and Equipment	85,658	85,658	
Less: Accumulated Depreciation	(85,658)	(85,658)	
Net Property and Equipment	$ -	$ -	

As property and equipment is fully depreciated, no depreciation expense was incurred for the years ended December 31, 2010 and 2009.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due to the Company are pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amounts due from the related party as of December 31, 2010 and 2009 totaled $5,995 and $5,962 respectively.

B) Major Source of Income

For the years ended December 31, 2010 and 2009, one hundred percent (100%) of the Company's advisory income originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the years ended December 31, 2010 and 2009 the amounts covered by federal deposit insurance are $250,000 and $250,000, respectively. As of December 31, 2010 and 2009, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

	2010	2009
Current:		
Federal Corporation Tax	$ -	$ (2,264)
New York State Franchise Tax	39	222
New York City Corporation Income Tax	(147)	600
Total Current Taxes	$ (108)	$ (1,442)

NOTE 5 - PROVISION FOR INCOME TAXES - (continued)

	2010	2009
Deferred		
Federal Corporation Tax	$ (14,222)	$ -
New York State Franchise Tax	(8,874)	-
New York City Corporation Income Tax	(7,585)	-
Total Current Taxes	$ (30,681)	$ -

Income taxes payable as of December 31, 2010 and 2009 totaled $-0- and $-0-, respectively.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 12, 2011, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2010.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010 AND 2009

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31,

	2010	2009
Net Capital		
Total stockholders' equity	$ 56,009	$ 20,375
Deduct: stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualifies for net capital	56,009	20,375
Add: subordinated borrowings allowable in computation of	-	-
Total capital and allowable subordinated borrowings	56,009	20,375
Deductions and/or changes:		
Non-allowable assets:		
Due from related party	5,995	5,962
Prepaid expenses	5,479	5,371
Deferred Taxes	30,681	-
Total deductions and/or changes:	42,155	11,333
Net Capital before haircuts on securities positions	13,854	9,042
Haircuts on securities	-	-
Net Capital	$ 13,854	$ 9,042
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$ 10,000	$ 10,000
Total aggregate indebtedness	$ 10,000	$ 10,000
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 8,854	$ 4,042
Excess net capital at 1,000 percent	$ 12,854	$ 8,042
Percentage of aggregate indebtedness to net capital	72%	111%
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2010 and 2009):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ 13,854	$ 8,003
Net audit adjustments resulting in increased capital	-	1,039
Net Capital per above	$ 13,854	$ 9,042

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2010 AND 2009

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2010 AND 2009

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2010 AND 2009

NONE